Exhibit (a)(1)(K)

From Address: optionexchange@societalcdmo.com

Subject: Welcome Email

Dear [Eligible Employee]:

Societal CDMO, Inc.’s Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) has begun. You can access information about the Exchange Offer using the E*TRADE portal by logging into your E*TRADE account with the following link etrade.com. If you forgot your user ID and/or password, please click “Forgot User ID or Password?”.

All of the documents related to the Offer to Exchange can be found in the E*TRADE portal. Once you have successfully logged on to the portal, all of the relevant information about the exchange and making an election can be found in the Grant Acceptance section under Plan Elections in the My Account section of the E*TRADE portal.

If you wish to participate in the Exchange Offer with respect to an Eligible option, please click on the “Accept” button next to the New RSU award. No action is required if you wish to reject the Exchange Offer and retain all of your Eligible Options.

Please contact optionexchange@societalcdmo.com with questions.